

June 4, 2012

Via E-Mail
Jeffery P. Dahl
Chief Executive Officer
Samex Mining Corp.
#301 – 32920 Ventura Avenue
Abbotsford, British Columbia
Canada V2S 6J3

> **Re: Samex Mining Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed May 30, 2012**
> **File No. 000-13391**

Dear Mr. Dahl:

We have limited our review of your Form 20-F to the issues we address in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Independent Auditor's Report

Opinion, page 78

1. Please amend to include an audit opinion that refers to and opines on International Financial Reporting Standards <u>as issued by the International Accounting Standards Board</u> or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Brian K. Bhandari, Branch Chief at (202) 551-3390 if you have any questions regarding our comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining